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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549
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                                    FORM 6-K

                            Report of Foreign Issuer
       Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of
                  1934 For the fiscal year ended March 31, 1999

                        Commission File Number 333-72195

                          INFOSYS TECHNOLOGIES LIMITED
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                           Bangalore, Karnataka, India
                 (Jurisdiction of incorporation or organization)

                          Electronics City, Hosur Road,
                              Bangalore, Karnataka
                                  India 561 229
                                 +91-80-852-0261
                    (Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F ........x........    Form 40-F .............

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

      Yes .......................    No ........x...........

      If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

      Not applicable.
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                                  EXHIBIT INDEX

       Exhibit
        Number                       Description of Document
       ---------  --------------------------------------------------------------
         99.1     Proxy Information Statement to holders of American Depositary
                  Shares
         99.2     Proxy Information Statement to holders of Equity Shares
         99.3     Proxy Form
         99.4     Annual Report for Fiscal 1999


                                      -2-
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                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 1999.                 INFOSYS TECHNOLOGIES LIMITED

                                     By: /s/ Narayana N.R. Murthy
                                         ---------------------------------------
                                         Narayana N.R. Murthy,
                                         Chairman and Chief Executive Officer


                                         /s/ Nandan M. Nilekani
                                         ---------------------------------------
                                         Nandan M. Nilekani,
                                         Managing Director, President and
                                         Chief Operating Officer